SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of      April, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 10, 2008
Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
CRTC Heading in the Wrong Direction
Calgary, Alberta (April 10, 2008) - Shaw Communications Inc. CEO Jim Shaw today expressed serious concerns about the CRTC’s current review of the way Canadians receive cable and satellite television services.
“When it was first announced, we were optimistic that this hearing was going to be about making the cable and satellite distribution rules more customer-friendly. We thought the CRTC had finally realized that it can no longer restrict customers’ choice and that it is dangerous to subject them to unfair regulatory charges for television service when they can readily look outside of the Canadian system. But the CRTC clearly doesn’t get it. At the hearing, we are seeing not only talk about the same old rules and taxes, but even more new rules and taxes,” said Jim Shaw.
“The “fee for carriage” proposals of CTV, Canwest and CBC — which the Commission dismissed less than a year ago — demanding that cable and satellite customers pay broadcasters a fee for services that are free over-the-air, are outrageous. CBC already receives $1 billion a year from Canadian taxpayers. CTV and Global just paid billions of dollars to acquire more over-the-air broadcasters and specialty services because they thought that was a good business proposition. Now they want Canadians to pay for those acquisitions.
“To add insult to injury the CRTC still hasn’t addressed the gross mismanagement, ineffectiveness and lack of accountability of the $2.5 billion boondoggle known as the Canadian Television Fund. It’s absolutely ludicrous that the CRTC is now considering another tax on Canadian cable and satellite consumers when we still have no answers and no accountability at the CTF.”
“We operate in a competitive environment where to be successful we must offer our customers choice, value, innovation and high quality service. But the CRTC seems to think you can keep Canadians tuned into Canadian broadcasting by forcing them to do so, restricting their choice, and charging them for broadcasting services that are free over-the-air. It is a naïve approach that totally ignores the communications environment in which we live where consumers have many unregulated options from the Internet to U.S. Satellite services.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including approximately 1.5 million Internet and 400,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

Contact:	Ken Stein
Senior Vice President, Regulatory
Contact: ken.stein@sjrb.ca